13010999

BB 3/4

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2013
05 REGISTRATIONS BRANCH

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RE Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4301 Wilson Boulevard
(No. and Street)

Arlington (City) VA (State) 22203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Danielle Sieverling 703-907-5993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

7101 Wisconsin Avenue, Suite 800, Bethesda, MD 20814-4827
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/8/13

RE Investment Corporation and Subsidiary
(A Wholly-Owned Subsidiary of NRECA United, Inc.)

Consolidated Financial Statements and Supplementary Information
Years Ended December 31, 2012 and 2011

BDO

RE Investment Corporation and Subsidiary

(A Wholly-Owned Subsidiary of NRECA United, Inc.)

Consolidated Financial Statements and Supplementary Information

Years Ended December 31, 2012 and 2011

RE Investment Corporation and Subsidiary

Contents

OATH OR AFFIRMATION

I, Amy DiMauro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RE Investment Corporation, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

City/County of Arlington
Commonwealth of Virginia
~~Subscribed and sworn to before me~~
this 22nd day of February, 2013
by Amy DiMauro

Notary Public
Reg. # 7522591 Comm Exp. 4-30-2016

[signature]
Notary Public

[signature]
Signature

Director and Treasurer
Title

ANNA A AMAGZI NOTARY PUBLIC REG # 7522591 COMMISSION EXPIRES 4/30/2016 COMMONWEALTH OF VIRGINIA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

Tel: 301-654-4900
Fax: 301-654-3567
www.bdo.com

7101 Wisconsin Avenue, Suite 800
Bethesda, MD 20814

Independent Auditor's Report

To the Board of Directors of
RE Investment Corporation and Subsidiary
Arlington, Virginia

We have audited the accompanying consolidated financial statements of **RE Investment Corporation and Subsidiary** (the Company), which comprise the consolidated statements of financial condition as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

BDO

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of **RE Investment Corporation and Subsidiary** as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information contained in the schedule of computation of net capital under SEC Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the basic consolidated financial statements or to the basic consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the basic consolidated financial statements taken as a whole.

BDO USA, LLP

Bethesda, Maryland
February 25, 2013

RE Investment Corporation and Subsidiary

Consolidated Statements of Financial Condition

December 31,		2012		2011
Assets				
Cash and cash equivalents	$	**6,300,428**	$	5,391,850
Investments in Homestead Funds, at fair value		**604,417**		523,578
Accounts receivable		**45,843**		34,395
Due from Homestead Funds		**1,254,176**		991,165
Prepaid expenses and other assets		**236,441**		215,817
Deposit in escrow		**150,245**		150,245
Fixed assets, net		**98,711**		72,485
Total assets	$	**8,690,261**	$	7,379,535
Liabilities and stockholder's equity				
Liabilities				
Due to NRECA	$	**412,340**	$	537,521
Accrued liabilities		**1,014,603**		677,536
Deferred tax liability		**58,481**		34,029
Total liabilities		**1,485,424**		1,249,086
Commitments and contingencies		**-**		-
Stockholder's equity				
Common stock, $1.00 par value, 1,000 shares authorized, issued and outstanding		**1,000**		1,000
Additional paid-in capital		**319,666**		319,666
Accumulated earnings		**6,884,171**		5,809,783
Total stockholder's equity		**7,204,837**		6,130,449
Total liabilities and stockholder's equity	$	**8,690,261**	$	7,379,535

See accompanying notes to consolidated financial statements.

RE Investment Corporation and Subsidiary

Consolidated Statements of Operations

Years Ended December 31,	2012	2011
Income		
Management and administrative fees, net - Homestead Funds	$ 9,770,034	$ 8,045,321
Management fees - other	150,017	137,938
Interest	12,454	10,768
Net unrealized appreciation (depreciation) on investments investments in Homestead Funds	69,861	(17,126)
Total income	10,002,366	8,176,901
Expenses		
Allocated administrative costs from NRECA	5,316,193	5,109,168
Promotional	314,496	354,244
Registration fees	203,602	173,020
Professional fees	92,799	61,042
Insurance	51,858	49,495
Communication	11,137	17,719
Other	2,101,720	1,769,703
Total expenses	8,091,805	7,534,391
Income before taxes	1,910,561	642,510
Provision for income taxes	(736,183)	(195,644)
Net income	$ 1,174,378	$ 446,866

See accompanying notes to consolidated financial statements.

RE Investment Corporation and Subsidiary

Consolidated Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Accumulated Earnings	Total
Balance, December 31, 2010	$ 1,000	$ 319,666	$ 5,362,917	$ 5,683,583
Net income	-	-	446,866	446,866
Balance, December 31, 2011	1,000	319,666	5,809,783	6,130,449
Net income	-	-	**1,174,378**	**1,174,378**
Dividends paid	-	-	**(99,990)**	**(99,990)**
Balance, December 31, 2012	**$ 1,000**	**$ 319,666**	**$ 6,884,171**	**$ 7,204,837**

See accompanying notes to consolidated financial statements.

RE Investment Corporation and Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31,	2012	2011
Cash flows from operating activities		
Net income	$ 1,174,378	$ 446,866
Adjustments to reconcile net income to net cash provided by operating activities		
Net unrealized (appreciation) depreciation on investments in Homestead Funds	(69,861)	17,126
Depreciation and amortization	8,196	8,196
(Increase) decrease in assets		
Accounts receivable	(11,448)	(1,555)
Due from Homestead Funds	(263,011)	(113,928)
Prepaid expenses and other assets	(20,624)	(20,292)
Increase (decrease) in liabilities		
Due to NRECA	(125,181)	340,039
Accrued liabilities	337,067	57,431
Deferred tax liability	24,452	(5,995)
Net cash provided by operating activities	1,053,968	727,888
Cash flows from investing activities		
Purchase of mutual fund shares	(10,978)	(9,515)
Purchase of fixed assets	(34,422)	-
Net cash used in investing activities	(45,400)	(9,515)
Cash flows from financing activities		
Payment of dividends	(99,990)	-
Net cash used in financing activities	(99,990)	-
Increase in cash and cash equivalents	908,578	718,373
Cash and cash equivalents, beginning of year	5,391,850	4,673,477
Cash and cash equivalents, end of year	$ 6,300,428	$ 5,391,850

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Nature of Operations

RE Investment Corporation (RE Investment) was organized on May 1, 1990, as a District of Columbia corporation for the purposes of operating as a securities broker-dealer. RE Investment is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). RE Investment re-incorporated in the Commonwealth of Virginia on July 6, 1995. RE Investment is part of an affiliated group of subsidiaries consolidated with National Rural Electric Cooperative Association (NRECA).

RE Advisers Corporation (RE Advisers), a wholly owned subsidiary, is an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940. RE Advisers provides investment management and administrative services to Homestead Funds, Inc., an affiliate of NRECA.

NRECA provides personnel, property and services to RE Investment and RE Advisers (collectively, the Company), at a cost equal to the portion of NRECA's costs that are attributable to the Company.

Consolidation Policy

The accompanying consolidated financial statements include the accounts of RE Investment's wholly-owned subsidiary, RE Advisers. All significant intercompany accounts and transactions have been eliminated.

Basis of Accounting

The consolidated financial statements of the Company have been prepared on the accrual basis in accordance with accounting standards generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less and investments in money market mutual funds to be cash equivalents. The Company maintains deposits with high quality institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Fair Value

Financial instruments are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Under the fair value hierarchy, the inputs to valuation techniques are prioritized into the following levels:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Inputs based on quoted market prices (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs are unobservable for the asset or liability and rely on management's own best estimate of what market participants would use in pricing the asset or liability at fair value.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The investments in Homestead Funds, which are mutual funds, are considered Level 1, and measured at fair value on a recurring basis based on quoted prices for identical assets in active markets.

Accounts Receivable

Accounts receivable consist primarily of amounts due from customers for management fees.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of assets, which range from 3 to 15 years.

Revenue Recognition

Revenues from management fees and administrative fees are recognized in the period in which the service is rendered.

Expenses

Expenses are recognized by the Company during the period in which they are incurred. Expenses paid in advance and not yet incurred are deferred to the applicable period.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles that are generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has adopted the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company

may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Company has analyzed its tax positions taken on tax returns for all open tax years, and has concluded that no additional provision or benefit exists. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2009.

2. Investments In Homestead Funds

At December 31, 2012 and 2011, RE Advisers held shares in the Funds. These securities are reported at fair value with any unrealized appreciation or depreciation in value reported directly to income. Fair values of the securities are based on quoted market prices. There were no sales during the year ended December 31, 2012, and no purchases, other than reinvestments of distributions. The fair value of RE Advisers' investments in the Funds at December 31, 2012 and 2011, are as follows:

December 31,	**2012**	2011
Short-Term Government Securities Fund	$ **98,562**	$ 97,107
Small-Company Stock Fund	**336,110**	280,969
Stock Index Fund	**62,492**	54,199
International Value Fund	**67,041**	57,099
Growth Fund	**40,212**	34,204
Total	$ **604,417**	$ 523,578

3. Deposit In Escrow

At December 31, 2012 and 2011, the Company has placed $150,245 in escrow with a bank for the purpose of covering the deductible amount on a fidelity bond held for Homestead Funds, Inc.

4. Fixed Assets

Fixed assets consist of the following at:

December 31,		2012		2011
Software	$	**145,122**	$	110,700
Furniture		**49,439**		49,439
Leasehold improvements		**49,000**		49,000
Equipment		**8,950**		8,950
		252,511		218,089
Less accumulated depreciation and amortization		**(153,800)**		(145,604)
Fixed assets, net	$	**98,711**	$	72,485

5. Investment Management and Administrative Agreements

RE Advisers has entered into investment management or administrative agreements (the Agreements) with the following Homestead Funds: Daily Income Fund, Short-Term Government Securities Fund, Short-Term Bond Fund, Value Fund, Growth Fund, Small-Company Stock Fund, International Value Fund, and Stock Index Fund (the Funds). The Funds are management investment companies registered with the SEC under the Investment Company Act of 1940. The Agreements provide for an annual investment management or administrative fee, depending upon the arrangement with that particular fund, computed daily and paid monthly based on each Fund's average daily net assets, at various rates as set forth in the Funds' prospectuses.

For the years ended December 31, 2012 and 2011, the Funds incurred the following management or administrative fees:

December 31,		2012		2011
Daily Income Fund	$	**1,011,111**	$	957,989
Short-Term Government Securities Fund		**403,204**		367,681
Short-Term Bond Fund		**2,415,382**		2,059,725
Value Fund		**3,032,319**		2,907,380
Growth Fund		**252,345**		209,162
Small-Company Stock Fund		**2,400,128**		1,340,821
International Value Fund		**1,159,004**		1,084,996
Stock Index Fund		**171,748**		154,777
Total	$	**10,845,241**	$	9,082,531

RE Advisers has agreed, as part of the expense limitation agreements entered into with each Fund, to assume as its own liability all Fund operating expenses and certain other non-recurring expenses, that in any year exceed specified percentage amounts of the average daily net assets of each Fund, as set forth in the Funds' prospectuses. To pay such liability, RE Advisers will first waive or reduce its investment management fees or administrative fees as appropriate and, if necessary, will also assume as its own expense and reimburse each Fund for any additional excess amount. Additionally, in 2012 and 2011, RE Advisers voluntarily and temporarily reduced the expense limitation of the Daily Income Fund in order to assist the Fund in maintaining a minimum yield due to low interest rates. Pursuant to the expense limitation agreements and additional voluntarily waivers, $1,075,207 and $1,037,210 of management fees were waived from the Funds for the years ended December 31, 2012 and 2011, respectively. Additionally RE Advisers reimbursed $37,966 and $66,802 in fees for the Daily Income Fund in 2012 and 2011, respectively.

At December 31, 2012 and 2011, the Funds owed $1,254,176 and $991,165, respectively, to RE Advisers for management fees due and amounts paid on their behalf.

RE Advisers has other investment management agreements with unrelated entities. As of December 31, 2012 and 2011, RE Advisers' receivables from these companies were $39,093 and $34,395, respectively. Management fee income from these agreements was $150,017 and $137,938 for the years ended December 31, 2012 and 2011, respectively.

6. Regulatory Requirements

RE Investment is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had regulatory net capital of $4,815,004 and a regulatory net capital requirement of $95,130. The Company's ratio of aggregate indebtedness to regulatory net capital was .3 to 1 at December 31, 2012. On a stand-alone basis RE Investment has a ratio of aggregate indebtedness to regulatory net capital of 0 to 1 at December 31, 2012.

The following reconciles the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 with the Company's computation contained herein:

Net capital as reported in the Company's Part IIA (unaudited) Focus Report	$ 13,730
Plus cash balance of subsidiary	6,286,698
Less liabilities of subsidiary	(1,485,424)
Net capital per above	$ 4,815,004

RE Investment operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the rule. Essentially, the requirements of Paragraph (k)(1) provide that a broker/dealer whose transactions are limited to those involving redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, and who transmits all funds and delivers all securities

7. Income Taxes

The Company is included in a consolidated income tax return filed by NRECA United, Inc., its parent company, and the provision for income taxes is computed on a separate company basis.

The Company accounts for income taxes under the asset and liability method, whereby, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. At December 31, 2012 and 2011, there was a deferred tax liability of $58,481 and $34,029, respectively, related to the tax on the unrealized gain on investments in mutual funds.

For the years ended December 31, 2012 and 2011, the provision for income taxes consists of:

	2012	2011
Current tax expense	$ 711,731	$ 189,649
Deferred tax expense	24,452	5,995
Provision for income taxes	**$ 736,183**	$ 195,644

The effective federal tax rates was 34% the years ended December 31, 2012 and 2011.

8. Related Parties

At December 31, 2012 and 2011, the Company owed NRECA $412,340 and $537,521, respectively, for monthly services as described in Note 1 and other monthly operating expenses.

9. Subsequent Events

The Company evaluated subsequent events through February 25, 2013, which is the date the consolidated financial statements were available to be issued. There were no events noted that required adjustment to or disclosure in these consolidated financial statements.

Supplementary Information

RE Investment Corporation and Subsidiary

Computation of Net Capital Pursuant to Rule 15c3-1 and Reconciliation Pursuant to Rule 17a-5(d)(4)

December 31, 2012

Computation of Net Capital Pursuant to Rule 15c3-1

Computation of Net Capital:		
Total stockholder's equity from the consolidated statement of financial condition	$	7,204,837
Less: Nonallowable assets:		
Investments in Homestead Funds, at fair value		604,417
Accounts receivable		45,843
Due from Homestead Funds		1,254,176
Prepaid expenses and other assets		335,152
Deposits in escrow		150,245
Net capital	$	4,815,004
Computation of Basic Net Capital Requirement:		
Minimum net capital required, 6 2/3% of $1,426,943, pursuant to Rule 15c3-1	$	95,130
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	95,130
Excess net capital	$	4,719,874
Computation of Aggregate Indebtedness:		
Due to NRECA	$	412,340
Accrued liabilities		1,014,603
Total Aggregate Indebtedness Liabilities	$	1,426,943
Percentage of aggregate indebtedness to net capital		30%

Reconciliation Pursuant to Rule 17a-5(d)(4)

The following reconciles the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 with the Company's computation contained herein:

Net capital as reported in the Company's Part IIA (unaudited) Focus Report	$	13,730
Plus cash balance of subsidiary		6,286,698
Less liabilities of subsidiary		(1,485,424)
Net capital per above	$	4,815,004

Supplementary Reports

BDO

Tel: 301-654-4900
Fax: 301-654-3567
www.bdo.com

7101 Wisconsin Avenue, Suite 800
Bethesda, MD 20814

Independent Auditor's Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5 For a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors of
RE Investment Corporation and Subsidiary
Arlington, Virginia

In planning and performing our audit of the consolidated financial statements of RE Investment Corporation and Subsidiary (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

BDO

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Bethesda, Maryland
February 25, 2013

BDO

Tel: 301-654-4900
Fax: 301-654-3567
www.bdo.com

7101 Wisconsin Avenue, Suite 800
Bethesda, MD 20814

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to RE Investment Corporation and Subsidiary's SIPC Assessment Reconciliation

To the Board of Directors of
RE Investment Corporation and Subsidiary

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 related to the Certification of Exclusion from Membership (Form SIPC-3) filed by RE Investment Corporation and Subsidiary (the "Corporation") with the Securities Investor Protection Corporation ("SIPC"), we have performed the procedures enumerated below with respect to the accompanying Schedule of Revenues for the year ended December 31, 2012, which were agreed to by the Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Corporation's claim for exclusion from membership in SIPC. The Corporation's management is responsible for the preparation of the Schedule of Revenues and compliance with exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 ("SIPA") for the year ended December 31, 2012. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared Total Revenues amount included in the Schedule of Revenues for the year ended December 31, 2012 to the total revenues in the Corporation's financial statements included in the audited Form X-17A-5 for the year ended December 31, 2012 noting no differences;

2. Compared the amount in each revenue classification reported in the Schedule of Revenues prepared by the Corporation for the year ended December 31, 2012 to the detailed management fee calculations noting no differences;

3. Proved the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Revenues for the year ended December 31, 2012 and in the related schedules to the detailed management fee calculations noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Corporation's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

February 25, 2013

Schedule of Revenues for the year ended December 31, 2012*

$ -	Commission processing of shares of registered open and investment companies or unit investment trusts
-	Sales of variable annuities
-	Insurance commission and fees
-	Investment advisory services to one or more registered investment companies or insurance company separate accounts
10,002,366	Revenue attributable to consolidation with RE Advisers Corporation
$ 10,002,366	Total Revenues *(as stated in the audited financial statements)*

* The classifications above are derived from Form SIPC-3.